Exhibit 99.1

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED
STATES

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.  THE SECURITIES
REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES
SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO
OR FOR THE ACCOUNT OR BENEFIT OF
U. S. PERSONS, ABSENT AN APPLICABLE EXEMPTION FROM REGISTRATION.

DUNDEE CORPORATION ANNOUNCES COMPLETION OF $115,000,000
PREFERENCE SHARE FINANCING

TORONTO, CANADA – September 15, 2009 – Dundee Corporation (the “Company”)  (TSX – “DC.A”) is pleased to announce that it has completed its offering of 4,600,000 Cumulative 5-Year Rate Reset First Preference Shares, Series 2 (“Rate Reset Series 2 Preference Shares”) of the Company at a purchase price of $25.00 per Rate Reset Series 2 Preference Share, for aggregate gross proceeds of $115,000,000. The Rate Reset Series 2 Preference Shares are listed on the Toronto Stock Exchange under the symbol DC.PR.B.

The offering was underwritten on a bought deal basis by a syndicate co-led by GMP Securities L.P. and Scotia Capital Inc. that included BMO Nesbitt Burns Inc., CIBC World Markets Inc., Dundee Securities Corporation, National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation and Raymond James Ltd.  The Company wishes to express its appreciation to all syndicate members.

About Dundee Corporation

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $65 billion under management and administration. Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 74% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Corporation
(416) 365-5665

Lucie Presot
Vice President and
Chief Financial Officer
Dundee Corporation
(416) 365-5157